

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

Douglas W. Chambers
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

      Re: United States Cellular Corporation
          Registration Statement on Form S-3
          Filed December 18, 2020
          File No. 333-251482

Dear Mr. Chambers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Mitchel A. Mick, Esq.